Exhibit 99.1

EHang Reports Second Quarter 2020 Unaudited Financial Results

- Continues Significant Growth Despite Pandemic Challenges

- Maintains High Gross Margin

Guangzhou, China, August 25, 2020 -- EHang Holdings Limited (“EHang” or the “Company”) (Nasdaq: EH), the world’s leading autonomous aerial vehicle (AAV) technology platform company, today announced its unaudited financial results for the second quarter ended June 30, 2020.

Second Quarter 2020 Highlights

Financial and Operational Highlights

•

Total revenues were RMB35.7 million (US$5.1 million), up 62.7% year over year, driven by significant growth across all revenue streams. Air mobility solutions contributed 63.5% of the total revenues in the second quarter of 2020.

•	Gross margin was 57.6%, a slight decrease of 0.9 percentage point year over year due to change in revenue mix. Gross profit was RMB20.6 million (US$2.9 million), an increase of 60.0% year over year.

•	Operating loss was RMB19.2 million (US$2.7 million), compared with operating loss of RMB16.7 million in the second quarter of 2019.

•	Adjusted operating loss[1] (non-GAAP) was RMB11.1 million (US$1.6 million), compared with adjusted operating loss of RMB11.8 million in the second quarter of 2019.

•	Net loss was RMB19.7 million (US$2.8 million), compared with net loss of RMB16.3 million in the second quarter of 2019.

•	Adjusted net loss[2] (non-GAAP) was RMB11.7 million (US$1.7 million), compared with adjusted net loss of RMB11.4 million in the second quarter of 2019.

•	Sales of the EHang 216, the Company’s flagship passenger-grade AAV, reached 16 units in the second quarter of 2020, versus 14 units in the second quarter of 2019.

Business Highlights

•

Achieved the world’s first commercial pilot operation approval of passenger-grade AAVs for air logistics: In May 2020, EHang became the world’s first AAV company approved by a national aviation authority, the Civil Aviation Administration of China (“CAAC”), to carry out commercial pilot operation in the category of 150 kg plus heavy-lift air logistics uses. This approval was based on a pioneering regulation for specific unmanned aircraft under the globally-recognized Specific Operation Risk Assessment (“SORA”) framework of the Joint Authorities for Rulemaking of Unmanned Systems (“JARUS”). Starting from trial air logistics operations in Taizhou, China, the Company intends to gradually expand this use case to more locations in China.

[1]

Adjusted operating loss is a non-GAAP financial measure, which is defined as operating loss excluding share-based compensation expenses. See “Non-GAAP Financial Measures” at the end of this press release.

[2]	Adjusted net loss is a non-GAAP financial measure, which is defined as net loss excluding share-based compensation expenses. See “Non-GAAP Financial Measures” at the end of this press release.

•

Deployed a new command-and-control center for smart city management in China: EHang completed deployment of a command-and-control center for smart city management in the city of Hezhou, China. This was the third of its kind after those in the cities of Shaoguan and Lianyungang. This deployment demonstrates EHang’s capability in sophisticated centralized command-and-control systems that are designed ultimately for Urban Air Mobility (“UAM”) uses.

•

Entered into a strategic partnership for air tourism: In May 2020, EHang partnered with LN Holdings, a Shenzhen-listed (000524.SZ) tourism platform company to announce the world’s first UAM-themed hotel at the LN Garden Hotel in Guangzhou, China. A variety of air tourism services using EHang AAVs are planned for the hotel, such as aerial sightseeing, transportation, air logistics, and aerial media light shows.

•

Implemented smart city management solutions for flood emergency response: In April 2020, EHang conducted large-scale AAV flight operations efficiently and autonomously to air drop relief supplies and perform remote air inspection in a flood response exercise in Shaoguan, China.

•

Appointed Mr. Dongming Wu, CEO of DHL Express China, as an independent director: Mr. Wu is the CEO of DHL Express China and a Global Management Board Member of DHL Express. With over 30 years of experience in the global delivery and logistics industry, Mr. Wu helps facilitate the Company’s strategic development, especially in air logistics, and helps enhance the Company’s corporate governance.

Mr. Huazhi Hu, EHang’s Founder, Chairman and Chief Executive Officer, commented: “During the second quarter of 2020, we significantly grew revenues and strengthened our core business of air mobility solutions, despite the ongoing COVID-19 pandemic challenges in China and overseas. We set a significant regulatory milestone for the industry by achieving the world’s first commercial operation approval of passenger-grade AAVs for air logistics from the CAAC. We are well-prepared and confident that we can accelerate growth by deploying our AAV solutions for more practical uses and expect to roll out more new products including the ones with the flight range exceeding 100 kilometers. We are proud of our continued progress in global markets.”

Second Quarter 2020 Financial Results

Total Revenues

Total revenues were RMB35.7 million (US$5.1 million), up 62.7% year over year, growing across all revenue streams. Air mobility solutions represented 63.5% of total revenues in the second quarter of 2020. Sales of the EHang 216, the Company’s flagship passenger-grade AAV, reached 16 units compared with 14 units in the same period of 2019.

Costs of revenues

Costs of revenues were RMB15.1 million (US$2.1 million), up 66.4% year over year. The increase tracked growth in revenues.

Gross profit

Gross profit was RMB20.6 million (US$2.9 million), up 60.0% from RMB12.8 million in the second quarter of 2019.

Gross margin was 57.6%, down 0.9 percentage points from 58.5% in the second quarter of 2019. The slight decrease in gross margin was mainly due to changes in revenue mix.

Operating expenses

Total operating expenses were RMB43.4 million (US$6.1 million), up 46.2% from RMB29.7 million in the second quarter of 2019. Operating expenses as a percentage of total revenues were 121.7%, 13.7 percentage points lower when compared with 135.4% in the second quarter of 2019. The increase in operating expenses were primarily due to higher research and development expenses related to continuous product development and increased general and administrative expenses.

•	Sales and marketing expenses were RMB9.2 million (US$1.3 million), up 21.8% from RMB7.6 million in the second quarter of 2019. It was mainly due to the operation expansion in European markets.

•

General and administration expenses were RMB16.3 million (US$2.3 million), up 77.4% from RMB9.2 million in the second quarter of 2019. The increase was mainly due to the additional expenses related to being a public company and the additional provisions to take a prudent position in light of COVID-19 evolvement.

•

Research and development expenses were RMB17.9 million (US$2.5 million), up 38.2% from RMB12.9 million in the second quarter of 2019. The increase was mainly due to continued investment in new model development, as the Company prepares new versions of passenger-grade AAV and non-passenger-grade AAV products such as the newly-announced firefighting version of EHang 216, “EHang 216F”, as well as related operating systems with enhanced functionalities.

Adjusted operating expenses3 (non-GAAP)

Adjusted operating expenses were RMB35.4 million (US$5.0 million), representing an increase of 41.9% from RMB25.0 million in the second quarter of 2019. Adjusted operating expenses as a percentage of total revenues were 99.2%, compared with 113.8% in the second quarter of 2019.

Operating loss

Operating loss was RMB19.2 million (US$2.7 million), compared with operating loss of RMB16.7 million in the second quarter of 2019. Operating margin was negative 53.7%, compared with negative 76.1% in the second quarter of 2019.

Adjusted operating loss (non-GAAP)

Adjusted operating loss was RMB11.1 million (US$1.6 million) compared with adjusted operating loss of RMB11.8 million in the second quarter of 2019. Adjusted operating margin was negative 31.2%, compared to negative 54.0% in the second quarter of 2019.

[3]

Adjusted operating expenses is a non-GAAP financial measure, which is defined as operating expenses excluding share-based compensation expenses. See “Non-GAAP Financial Measures” at the end of this press release.

Net loss

Net loss was RMB19.7 million (US$2.8 million) compared with net loss of RMB16.3 million in the second quarter of 2019. Net margin was negative 55.3%, compared with negative 74.3% in the second quarter of 2019.

Adjusted net loss (non-GAAP)

Adjusted net loss was RMB11.7 million (US$1.7 million) compared with adjusted net loss of RMB11.4 million in the second quarter of 2019. Adjusted net margin was negative 32.8%, compared to negative 52.1% in the second quarter of 2019.

Adjusted net loss attributable to EHang’s ordinary shareholders was RMB10.6 million (US$1.5 million) with an adjusted net margin of negative 29.7%, compared to negative 47.0% in the second quarter of 2019.

Loss per share and per ADS

Basic and diluted net loss per ordinary share were both RMB0.17 (US$0.02). Adjusted basic and diluted net loss per ordinary share4 (non-GAAP) were both RMB0.10 (US$0.01).

Basic and diluted net loss per ADS were both RMB0.34 (US$0.04). Adjusted basic and diluted net loss per ADS5 (non-GAAP) were both RMB0.20 (US$0.02).

Business Outlook

The Company maintains its forecast of at least 200% growth in annual revenues in 2020 based on the current momentums in economic recovery and the expectations of no further major interruptions impacted by COVID-19. The Company is confident in its long-term growth outlook given the growing number of practical uses for AAVs in the global UAM market, especially in China.

The above outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary expectations, which are subject to change in light of uncertainties and situations related to how COVID-19 develops.

Conference Call

EHang’s management team will host an earnings conference call at 8:00 AM on Tuesday, August 25, 2020, U.S. Eastern Time (8:00 PM on August 25, 2020, Beijing/Hong Kong Time).

To join the conference, please register in advance using the link below. Conference access information will be provided upon registration.

Participant Online Registration: http://apac.directeventreg.com/registration/event/6470385

[4]

Adjusted basic and diluted net loss per ordinary share is a non-GAAP financial measure, which is defined as basic and diluted net loss per ordinary share excluding share-based compensation expenses and accretion to redemption value of redeemable convertible preferred shares. See “Non-GAAP Financial Measures” at the end of this press release.

[5]

Adjusted basic and diluted net loss per ADS is a non-GAAP financial measure, which is defined as basic and diluted net loss per ADS excluding share-based compensation expenses and accretion to redemption value of redeemable convertible preferred shares. See “Non-GAAP Financial Measures” at the end of this press release.

A replay of the conference call may be accessed by phone at the following numbers until September 1, 2020. To access the replay, please reference the conference ID 6470385.

Phone Number
International	+61 2 8199-0299
United States	+1 (646) 254-3697
Hong Kong	+852 800963117
Mainland China	+86 4006322162 +86 8008700205

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.ehang.com/.

About EHang

EHang (Nasdaq: EH) is the world’s leading autonomous aerial vehicle (AAV) technology platform company. EHang’s mission is to make safe, autonomous, and eco-friendly air mobility accessible to everyone. EHang provides customers in various industries with AAV products and commercial solutions: air mobility (including passenger transportation and logistics), smart city management, and aerial media solutions. As the forerunner of cutting-edge AAV technologies and commercial solutions in the global Urban Air Mobility (UAM) industry, EHang continues to explore the boundaries of the sky to make flying technologies benefit our life in smart cities. For more information, please visit www.ehang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause EHang’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Non-GAAP Financial Measures

The Company uses adjusted operating loss, adjusted net loss, adjusted operating expenses, adjusted basic and diluted net loss per ordinary share and adjusted basic and diluted net loss per ADSs (the “Non-GAAP Financial Measures”) in evaluating its operating results and for financial and operational decision-making purposes. There was no income tax impact on the Company’s non-GAAP adjustments because the non-GAAP adjustments are usually recorded in entities located in tax-free jurisdictions, such as the Cayman Islands.

The Company believes that the Non-GAAP Financial Measures help identify underlying trends in its business that could otherwise be distorted by the effects of items such as share-based compensation expenses that are included in their comparable GAAP measures. The Company believes that the Non-GAAP Financial Measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management members in their financial and operational decision-making.

Each of the Non-GAAP Financial Measures should not be considered in isolation or construed as an alternative to its comparable GAAP measure, operating profit margin and net margin or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the Company’s most directly comparable GAAP measures in conjunction with the Non-GAAP Financial Measures. The Non-GAAP Financial Measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.0651 to US$1.00, the noon buying rate in effect on June 30, 2020 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Investor Contact:

ir@ehang.com

In the U.S.: Julia@blueshirtgroup.com

In China: Susie@blueshirtgroup.com

Media Contact:

pr@ehang.com

EHANG HOLDINGS LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2019	As of June 30, 2020
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	321,662	228,189	32,298
Short-term investments	7,674	29,542	4,181
Accounts receivable, net	41,103	76,575	10,838
Unbilled revenue	4,807	2,800	396
Cost and estimated earnings in excess of billings	14,212	3,722	527
Inventories	18,490	47,846	6,772
Prepayments and other current assets	20,565	20,175	2,855

Total current assets	428,513	408,849	57,867

Non-current assets:
Property and equipment, net	16,272	13,534	1,916
Intangible assets, net	1,209	1,295	183
Long term loans receivable	—	44,616	6,315
Long-term investments	2,983	2,931	415
Deferred tax assets	184	184	26
Other non-current assets	252	209	30

Total non-current assets	20,900	62,769	8,885

Total assets	449,413	471,618	66,752

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	5,000	10,000	1,416
Accounts payable	27,285	40,678	5,758
Contract liabilities	9,918	6,405	907
Accrued expenses and other liabilities	53,310	41,675	5,899
Deferred government subsidies	80	80	11
Income taxes payable	5	—	—

Total current liabilities	95,598	98,838	13,991

Non-current liabilities:
Long-term loans	32,534	31,078	4,398
Mandatorily redeemable non-controlling interests	—	40,000	5,662
Deferred tax liabilities	292	292	41
Unrecognized tax benefit	5,494	5,314	752
Deferred government subsidies	140	100	14

Total non-current liabilities	38,460	76,784	10,867

Total liabilities	134,058	175,622	24,858

EHANG HOLDINGS LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2019	As of June 30, 2020
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity:
Class A ordinary shares	44	44	6
Class B ordinary shares	28	28	4
Additional paid-in capital	1,020,691	1,036,390	146,691
Statutory reserves	1,035	1,035	146
Accumulated deficit	(720,419)	(758,586)	(107,371)
Accumulated other comprehensive income	10,195	13,248	1,875

Total EHang Holdings Limited shareholders’ equity	311,574	292,159	41,351
Non-controlling interests	3,781	3,837	543

Total shareholders’ equity	315,355	295,996	41,894

Total liabilities and shareholders’ equity	449,413	471,618	66,752

EHANG HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“USD”) except for number of shares and per share data)

	Three Months Ended				Six Months Ended
	June 30, 2019	March 31, 2020	June 30, 2020		June 30, 2019	June 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Total revenues	21,946	18,818	35,700	5,053	32,385	54,518	7,717
Costs of revenues	(9,101)	(7,664)	(15,147)	(2,144)	(13,434)	(22,811)	(3,229)

Gross profit	12,845	11,154	20,553	2,909	18,951	31,707	4,488

Operating expenses:
Sales and marketing expenses	(7,570)	(5,776)	(9,218)	(1,305)	(12,536)	(14,994)	(2,122)
General and administrative expenses	(9,213)	(10,608)	(16,348)	(2,314)	(17,892)	(26,956)	(3,815)
Research and development expenses	(12,931)	(16,660)	(17,870)	(2,529)	(27,576)	(34,530)	(4,887)

Total operating expenses	(29,714)	(33,044)	(43,436)	(6,148)	(58,004)	(76,480)	(10,824)

Other operating income	163	769	3,724	527	1,143	4,493	636

Operating loss	(16,706)	(21,121)	(19,159)	(2,712)	(37,910)	(40,280)	(5,700)

Other income/(expense):
Interest income	417	1,412	974	138	496	2,386	338
Interest expenses	(158)	(488)	(488)	(69)	(299)	(976)	(138)
Foreign exchange gain/(loss)	104	(271)	278	39	36	7	1
Other income	100	81	244	35	153	325	46
Other expense	—	—	(1,689)	(239)	(26)	(1,689)	(239)

Total other income/(expense)	463	734	(681)	(96)	360	53	8

Loss before income tax and share of net loss from an equity investee	(16,243)	(20,387)	(19,840)	(2,808)	(37,550)	(40,227)	(5,692)

Income tax (expenses)/benefits	(52)	—	145	21	(78)	145	21

Loss before share of net loss from an equity investee	(16,295)	(20,387)	(19,695)	(2,787)	(37,628)	(40,082)	(5,671)
Share of net loss from an equity investee	(5)	(19)	(33)	(5)	(10)	(52)	(7)

Net loss	(16,300)	(20,406)	(19,728)	(2,792)	(37,638)	(40,134)	(5,678)

EHANG HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“USD”) except for number of shares and per share data)

	Three Months Ended				Six Months Ended
	June 30, 2019	March 31, 2020	June 30, 2020		June 30, 2019	June 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Net loss	(16,300)	(20,406)	(19,728)	(2,792)	(37,638)	(40,134)	(5,678)
Net loss attributable to non-controlling interests	1,137	856	1,111	157	1,418	1,967	278

Net loss attributable to EHang Holdings Limited	(15,163)	(19,550)	(18,617)	(2,635)	(36,220)	(38,167)	(5,400)
Accretion to redemption value of redeemable convertible preferred shares	(1,559)	—	—	—	(3,034)	—	—

Net loss attributable to ordinary shareholders	(16,722)	(19,550)	(18,617)	(2,635)	(39,254)	(38,167)	(5,400)
Net loss per ordinary share:
Basic and diluted	(0.29)				(0.69)
Net loss per Class A and Class B ordinary share:
Basic and diluted		(0.18)	(0.17)	(0.02)		(0.35)	(0.05)
Shares used in net loss per share computation (in thousands of shares):
Basic and diluted	56,792				56,792
Shares used in net loss per Class A and Class B ordinary share computation (in thousands of shares):
Basic and diluted		109,066	109,227	109,227		109,189	109,189
Loss per ADS (2 ordinary shares equal to 1 ADS) Basic and diluted		(0.36)	(0.34)	(0.04)		(0.70)	(0.10)

EHANG HOLDINGS LIMITED

CONDENSED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three Months Ended				Six Months Ended
	June 30, 2019	March 31, 2020	June 30, 2020		June 30, 2019	June 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Gross profit	12,845	11,154	20,553	2,909	18,951	31,707	4,488
Plus: Share-based compensation	116	—	—	—	294	—	—

Adjusted gross profit	12,961	11,154	20,553	2,909	19,245	31,707	4,488

Adjusted gross margin	59.1%	59.3%	57.6%	57.6%	59.4%	58.2%	58.2%

Operating expenses	(29,714)	(33,044)	(43,436)	(6,148)	(58,004)	(76,480)	(10,824)
Plus: Share-based compensation	4,742	1,936	8,012	1,134	9,618	9,948	1,408

Adjusted operating expenses	(24,972)	(31,108)	(35,424)	(5,014)	(48,386)	(66,532)	(9,416)

Adjusted operating expenses percentage	113.8%	165.3%	99.2%	99.2%	149.4%	122.0%	122.0%

Operating loss	(16,706)	(21,121)	(19,159)	(2,712)	(37,910)	(40,280)	(5,700)
Plus: Share-based compensation	4,858	1,936	8,012	1,134	9,912	9,948	1,408

Adjusted operating loss	(11,848)	(19,185)	(11,147)	(1,578)	(27,998)	(30,332)	(4,292)

Adjusted operating margin	(54.0%)	(102.0%)	(31.2%)	(31.2%)	(86.5%)	(55.6%)	(55.6%)

Net loss	(16,300)	(20,406)	(19,728)	(2,792)	(37,638)	(40,134)	(5,678)
Plus: Share-based compensation	4,858	1,936	8,012	1,134	9,912	9,948	1,408

Adjusted net loss	(11,442)	(18,470)	(11,716)	(1,658)	(27,726)	(30,186)	(4,270)

Adjusted net margin	(52.1%)	(98.2%)	(32.8%)	(32.8%)	(85.6%)	(55.4%)	(55.4%)

EHANG HOLDINGS LIMITED

CONDENSED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three Months Ended				Six Months Ended
	June 30, 2019	March 31, 2020	June 30, 2020		June 30, 2019	June 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Net loss attributable to ordinary shareholders	(16,722)	(19,550)	(18,617)	(2,635)	(39,254)	(38,167)	(5,400)
Plus: Share-based compensation	4,858	1,936	8,012	1,134	9,912	9,948	1,408
Plus: Accretion to redemption value of redeemable convertible preferred shares	1,559	—	—	—	3,034	—	—

Adjusted net loss attributable to ordinary shareholders	(10,305)	(17,614)	(10,605)	(1,501)	(26,308)	(28,219)	(3,992)

Adjusted net income attributable to ordinary shareholders margin	(47.0%)	(93.6%)	(29.7%)	(29.7%)	(81.2%)	(51.8%)	(51.8%)

Adjusted basic and diluted net loss per share	(0.18)	—	—	—	(0.46)	—	—
Adjusted basic and diluted net loss per Class A and Class B ordinary share	—	(0.16)	(0.10)	(0.01)	—	(0.26)	(0.04)
Adjusted basic and diluted net loss per ADS	—	(0.32)	(0.20)	(0.02)	—	(0.52)	(0.08)

EHANG HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“USD”))

	Three Months Ended				Six Months Ended
	June 30, 2019	March 31, 2020	June 30, 2020		June 30, 2019	June 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(16,300)	(20,406)	(19,728)	(2,792)	(37,638)	(40,134)	(5,678)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and Amortization	1,366	1,570	1,620	229	2,797	3,190	451
Share-based compensation	4,858	1,936	8,012	1,134	9,912	9,948	1,408
Loss on disposal of property and equipment	—	—	228	32	—	228	32
Share of net loss from an equity investee	5	19	33	5	10	52	7
(Reversal) allowance for doubtful accounts	5	142	3,727	528	(210)	3,869	548

Changes in operating assets and liabilities:
Accounts receivable	(7,122)	(9,091)	(30,900)	(4,375)	(10,508)	(39,991)	(5,661)
Unbilled revenue	—	1,481	—	—	—	1,481	210
Cost and estimated earnings in excess of billings	—	10,490	—	—	3,247	10,490	1,485
Inventories	(2,841)	(11,153)	(18,868)	(2,671)	(4,804)	(30,021)	(4,249)
Prepayments and other current assets	1,471	(1,761)	1,388	196	(2,050)	(373)	(53)
Other non-current assets	14	22	21	3	29	43	6
Accounts payable	2,231	2,696	11,446	1,621	2,468	14,142	2,002
Contract liabilities	(7,014)	(3,343)	(170)	(24)	(4,292)	(3,513)	(497)
Income taxes payable	(26)	(5)	—	—	—	(5)	(1)
Deferred government subsidies	(20)	(20)	(20)	(3)	(40)	(40)	(6)
Unrecognized tax benefits	—	(29)	(151)	(21)	—	(180)	(26)
Accrued expenses and other liabilities	2,147	(1,603)	(1,387)	(196)	1,188	(2,990)	(422)

Net cash used in operating activities	(21,226)	(29,055)	(44,749)	(6,334)	(39,891)	(73,804)	(10,444)

EHANG HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“USD”))

	Three Months Ended				Six Months Ended
	June 30, 2019	March 31, 2020	June 30, 2020		June 30, 2019	June 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(217)	(292)	(866)	(123)	(862)	(1,158)	(165)
Disposal of property and equipment	—	—	192	27	—	192	27
Acquisition of intangible assets	—	(9)	(269)	(38)	—	(278)	(39)
Proceeds from maturity of short-term investments	11,100	13,000	2,500	354	14,400	15,500	2,194
Purchase of short-term investments	(10,000)	(17,200)	(19,899)	(2,817)	(22,900)	(37,099)	(5,252)
Loans to third parties	—	(53,900)	—	—	—	(53,900)	(7,629)
Repayment of loan receivable from a third party	—	10,000	—	—	—	10,000	1,416
Loan to a related party	—	—	—	—	(425)	—	—
Repayment of loan from a related party	—	—	—	—	425	—	—
Others	—	(54)	—	—	—	(54)	(8)

Net cash flow provided by/(used in) investing activities	883	(48,455)	(18,342)	(2,597)	(9,362)	(66,797)	(9,456)

EHANG HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“USD”))

	Three Months Ended				Six Months Ended
	June 30, 2019	March 31, 2020	June 30, 2020		June 30, 2019	June 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank loans	—	5,000	5,000	708	5,000	10,000	1,416
Repayment of a short-term bank loan	—	(5,000)	—	—	(5,000)	(5,000)	(708)
Proceeds from issuance of mandatorily redeemable non-controlling interests of a subsidiary	—	—	40,000	5,662	—	40,000	5,662
Proceeds from issuance of subsidiaries’ equity to non-controlling interest holders	—	—	2,023	286	—	2,023	286
Proceeds from issuance of Class A ordinary shares pursuant to underwriters’ exercise of over-allotment option	—	7,313	—	—	—	7,313	1,035
Proceeds from issuance of Series C redeemable convertible preferred shares	—	—	—	—	47,436	—	—
Payment of issuance of Class A ordinary shares pursuant to underwriters’ exercise of over-allotment option’s issuance costs	—	(516)	—	—	—	(516)	(73)
Payment of issuance costs for initial public offering	—	(9,119)	(304)	(43)	—	(9,423)	(1,335)

Net cash (used in)/provided by financing activities	—	(2,322)	46,719	6,613	47,436	44,397	6,283

EHANG HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“USD”))

	Three Months Ended				Six Months Ended
	June 30, 2019	March 31, 2020	June 30, 2020		June 30, 2019	June 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Effect of exchange rate changes on cash and cash equivalents	1,018	3,185	(454)	(64)	451	2,731	387

Net decrease in cash and cash equivalents	(19,325)	(76,647)	(16,826)	(2,382)	(1,366)	(93,473)	(13,230)
Cash and cash equivalents at the beginning of the period/year	79,478	321,662	245,015	34,680	61,519	321,662	45,528

Cash and cash equivalents at the end of the period	60,153	245,015	228,189	32,298	60,153	228,189	32,298

Unpaid issuance cost for Series C redeemable convertible preferred shares included in Accrued expenses and other liabilities	743	743	743	105	743	743	105
Unpaid issuance costs for initial public offering included in Accrued expenses and other liabilities	—	5,608	5,304	751	—	5,304	751
Unpaid issuance costs for issuance of Class A ordinary shares pursuant to underwriters’ exercise of over-allotment option included in Accrued expenses and other liabilities	—	1,046	1,046	148	—	1,046	148